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Deloitte & Touche LLP
Suite 2300
333 Clay Street
Houston, Texas 77002-4196
Telephone: (713) 756-2000
Facsimile: (713) 756-2001

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Bank United
Houston, Texas

We have performed the procedures enumerated below, which were agreed to by Bank United (the "Bank"), solely to assist you in evaluating management's assertion about the Bank's compliance with certain procedures as set forth in the Uniform Single Attestation Program for Mortgage Bankers (the "Program") applicable to servicing functions performed by the Bank as master servicer under master servicing arrangements for those mortgage loans included in the United Mortgage Securities Corporation Conduit Mortgage Certificates, Series 1993-1 and Series 1994-1 (the "Certificates") as of and for the year ended September 30, 1998, included in the Management's Representation Letter, dated October 21, 1998, furnished to us. This agreed-upon procedures engagement was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of the specified users of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The extent and nature of the tests we performed relating to those mortgage loans included in the Certificates were limited to the Program's procedures summarized as follows:

Program
Reference                Extent and Nature of Related Procedure(s) Performed


Item I
We obtained and inspected a representative  sample of 25 bank reconciliations of
the  custodial  bank  accounts.   Confirmations  of  the  balances,  as  of  the
reconciliation date, were obtained directly from the depository institution.

Item II
We selected a sample of 25 cash receipts reports and agreed total cash receipts from the cash receipts reports to the related bank statements.

We compared individual items comprising the cash receipts from the cash receipts reports to the Bank's records and found them to be in agreement.

We compared the cash receipt and bank deposit dates and noted no delays greater than two days.

We recalculated the allocation of mortgagor payments using appropriate loan records.

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Item III
We selected a sample of 25 cash disbursement reports (investor remittances) and agreed total cash disbursements from the investor remittances to the related bank wire transfer reports/bank statements.

Item IV
For investors' funds that are commingled with those of the Bank and/or other investors in a general custodial bank account, either for receipts or disbursements, we noted that the accounts are in the name of the Bank for the benefit of the investors. Additionally, we noted that the accounts had been reconciled and agreed the totals on the reconciliations to the bank statements.

Item V(1)
We requested confirmation of mortgage balances from a statistical sample of borrowers designed to achieve a 90% confidence, 5% precision rate and one expected deviation.

Item VI
With respect to selected delinquent accounts, we inspected 25 reports to investors for indications that the required disclosures, if any, have been made.

Item VII
We inspected the Bank's fidelity bond and errors and omissions policy and confirmed the coverages and amounts with the insurance career. We compared the amount of coverage to the requirements of selected investors and found such coverage to be sufficient.


In performing the procedures enumerated above, no errors or exceptions relating to those mortgage loans included in the Certificates came to our attention.

We were not engaged to, and did not, perform an examination, the objective of which would be the expression of an opinion on rnanagement's assertion.
Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the use of the Board of Directors and management of the Bank and others for whom the Bank services mortgage loans included in the Certificates and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.

Deloitte & Touche
October 21, 1998


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